EXX
EXX
EXX - Exxaro - Trading Statement for the six months ended 30 June 2008
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

TRADING STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2008

Shareholders are advised that Exxaro Resources Limited (Exxaro) will release its reviewed financial results for the six month period ended 30 June 2008 on or about 14 August 2008.

Exxaro`s coal business is expected to deliver a substantial improvement in net operating profit for the period under review, compared to the six months ended 30 June 2007. The group`s net operating profit, however, is expected to be approximately 10% lower than for the corresponding period in 2007 primarily due to a loss in the mineral sands business. Mineral sands prices generally remained depressed while lower volumes and a persistent strong Australian dollar have negatively affected the Australian operation. Production volumes were also lower at the KZN Sands operation in South Africa following the previously reported water ingress incident at its Furnace 2 in February 2008. The base metals business is expected to report a lower net operating profit in line with declining zinc prices.

Attributable earnings and headline earnings for the period, which include the group`s 20% shareholding in Sishen Iron Ore Company (Pty) Ltd (SIOC) are expected to be between R1 150 million and R1 350 million with attributable (AEPS) and headline earnings per share (HEPS) both being between 330 and 385 cents. For the comparable period ended 30 June 2007, the group reported attributable earnings and headline earnings of R839 million and R839 million respectively, with both AEPS and HEPS at 246 cents.

The Namakwa Sands business and a 26% interest in Black Mountain/Gamsberg, which Exxaro will acquire on conversion and subsequent approval of cession of the respective mining rights, are not included in the results for the six month period ended 30 June 2008.

The financial information on which this trading statement is based has not been reviewed or reported on by Exxaro`s auditors. This statement is issued in compliance with the Listings Requirements (Section 3.4 (b)) of JSE Limited.

Editor`s note:
Exxaro is one of the largest South African-based diversified resources companies, with interests in the coal, mineral sands, base metals and iron ore commodities.
www.exxaro.com

Enquiries:
Trevor Arran
Executive General Manager, Corporate Affairs & Strategy
Tel: +27 12 307 4481
Mobile: +27 83 609 1444
Email: Trevor.Arran@exxaro.com

24 July 2008
Sponsor:
JPMorgan Equities

Date: 24/07/2008 17:01:01 Produced by the JSE SENS Department.

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EXX
EXX
EXX - Exxaro - Exxaro Refines Executive Management Structure
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
NEWS RELEASE
EXXARO REFINES EXECUTIVE MANAGEMENT STRUCTURE
Diversified resources company Exxaro Resources (Exxaro) has effected changes to its executive management structure to support its strategic focus areas.
The move follows a review of the company`s organisational model including business processes, structure and governance to ensure alignment of resources, focus and goals. Changes include the formation of a business growth division, consolidation of the mineral sands and base metals divisions and realignment of the sustainable development and strategy functions.
Executive management appointments effective 1 July 2008 are as follows:
Mxolisi Mgojo, executive general manager, commodity operations: coal. (Previously Mgojo headed the base metals division).
Wim de Klerk, executive general manager, commodity operations: sands and base metals. (Previously De Klerk headed the mineral sands division).
Ernst Venter, executive general manager, business growth. (Previously Venter headed the coal division).
Dr Nombasa Tsengwa, executive general manager, safety and sustainable development. (Previously Tsengwa headed the safety, health and environment division).
Trevor Arran, executive general manager, corporate affairs and strategy. (Previously Arran headed the corporate affairs and investor relations division. He retains responsibility for investor relations).
The remainder of the executive management structure which has not been affected is as follows:
Sipho Nkosi, chief executive officer
Dirk van Staden, chief financial officer
Mike Kilbride, chief operating officer
Retha Piater, executive general manager, human resources
Dr Humphrey Mathe, executive general manager, corporate services
Marie Viljoen, company secretary
Ends
Editor`s Note:
Exxaro is one of the largest South African-based diversified resources groups, with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com
Enquiries:
Retha Piater
Executive general manager, human resources
Tel: +27 (0) 12 307 4346
2 July 2008
Date: 02/07/2008 16:00:02 Produced by the JSE SENS Department.

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